Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Aspyra, Inc.
Calabasas, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated April 12, 2006, relating to the consolidated balance sheets of Aspyra, Inc (formerly Creative Computer Applications, Inc.) for the years ended December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each years ended December 31, 2005 and August 31, 2004 and for the four month period ended December 31, 2004, which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP
Los Angeles, California

August 29, 2006